EXHIBIT 99.58

Emerald Health Therapeutics Receives Organic Certification for Greenhouse and Outdoor Metro Vancouver Operation

VANCOUVER, British Columbia, Nov. 12, 2019 (GLOBE NEWSWIRE) -- Emerald Health Therapeutics, Inc. (“Emerald”) (TSXV: EMH; OTCQX: EMHTF) has received organic certification for cannabis production at its Metro Vancouver operation in British Columbia, which encompasses 156,000 square feet in two greenhouses as well as 12 acres (~500,000 square feet) of licensed outdoor cultivation area.

Certification was provided by Pro-Cert, which is accredited by the Canadian Food Inspection Agency to provide third party certification to the Canada Organic Regime (COR) and its equivalency arrangements. COR certification is required to produce, process, package or label a product with an organic claim and place it for sale in Canada.

“Our Metro Vancouver operation is designed to serve medicinal customers and adult-use consumers looking particularly for health and wellness benefits, and we believe that producing our products according to organic standards will be a favourable distinction in the marketplace,” said Riaz Bandali, President and Chief Executive Officer of Emerald. “With both indoor and outdoor cultivation, we expect this certified site to play an integral role in facilitating the expansion of Emerald’s product line and positioning.”

Full planting in the recently licensed first of two 78,000 square foot greenhouses is expected to be completed by the end of 2019. The facility was built with technological advancements and operational efficiencies to reduce environmental impact and incorporate sustainable principals such as recycling of water and living soils. Plastic consumption and carbon footprint from transportation of materials is greatly reduced by recycling organic soils over many years. Organic cannabis production does not allow for the use of pesticides.

About Emerald Health Therapeutics

Emerald Health Therapeutics, Inc. is a Canadian licensed producer of cannabis products focused on differentiated, value-added product development for medical and adult-use customers supported by novel intellectual property, large-scale cultivation, extraction, and softgel encapsulation, as well as unique marketing and distribution channels. Its 50%-owned Pure Sunfarms operation in British Columbia, with value-oriented products, is in full production at its first 1.1 million square foot greenhouse operation, Delta 3. Pure Sunfarms’ second 1.1 million square foot greenhouse, Delta 2, is planned to be in full production by the end of 2020. Emerald’s Verdélite 88,000 square foot indoor production facility in Québec is fully licensed and increasing cultivation of premium, craft cannabis strains. Its Metro Vancouver high-quality organic greenhouse and outdoor operation is expanding production in the first of two 78,000 square foot buildings. Its Emerald Health Naturals joint venture is broadening distribution of its non-cannabis endocannabinoid-supporting product line across Canada. Emerald contracted for approximately 1,000 acres of hemp annually in 2019 to 2022 with the objective of extracting low-cost CBD. The executive team is highly experienced in life sciences, product development, large-scale agri-business, and marketing.

Please visit www.emeraldhealth.ca for more information or contact:

Jenn Hepburn, Chief Financial Officer
(800) 757 3536 Ext. # 5

Emerald Investor Relations
(800) 757 3536 Ext. #5
invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include obtaining required regulatory approvals; production and processing capacity of various facilities; expansion of facilities; obtaining additional cultivation licenses and other permits; production at various facilities; receipt of hemp deliveries; entering into of strategic agreements; payments of amounts owed to and owed by Emerald; transplanting crops; obtaining final municipal approvals; assessment of cultivation and harvesting techniques; scale up of reliable, quality low-cost cannabis; and anticipated production costs.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, changes of law and regulations; changes of government; failure to obtain regulatory approvals or permits; failure to obtain necessary financing; results of production and sale activities; results of scientific research; regulatory changes; changes in prices and costs of inputs; demand for labour; demand for products; failure of counter-parties to perform contractual obligations; as well as the risk factors described in the Company’s annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. The Company undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.